FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Financial results for the quarter ended June 30, 2017
2.	Auditors Report dated July 27, 2017
3.	Press Release dated July 27, 2017

Item 1

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.

Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS

(₹ in crore)

Sr. no.	Particulars			Three months ended			Year ended
				June 30, 2017 (Q1-2018)	March 31, 2017 (Q4-2017)	June 30, 2016 (Q1-2017)	March 31, 2017 (FY2017)
				(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			13,459.13	13,568.53	13,330.25	54,156.28
	a)	Interest/discount on advances/bills		9,847.31	9,990.72	9,837.31	39,603.39
	b)	Income on investments		2,827.13	2,621.66	2,810.87	11,377.07
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		198.50	281.93	50.05	495.46
	d)	Others		586.19	674.22	632.02	2,680.36
2.	Other income (refer note no. 9 and 10)			3,387.91	3,017.23	3,429.26	19,504.48
3.	TOTAL INCOME (1)+(2)			16,847.04	16,585.76	16,759.51	73,660.76
4.	Interest expended			7,869.29	7,606.37	8,171.73	32,418.96
5.	Operating expenses (e)+(f)			3,794.44	3,867.37	3,373.05	14,755.06
	e)	Employee cost		1,511.16	1,480.45	1,290.65	5,733.71
	f)	Other operating expenses		2,283.28	2,386.92	2,082.40	9,021.35
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			11,663.73	11,473.74	11,544.78	47,174.02
7.	OPERATING PROFIT (3)–(6)			5,183.31	5,112.02	5,214.73	26,486.74
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 6 and 7)			2,608.74	2,898.22	2,514.52	15,208.13
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			2,574.57	2,213.80	2,700.21	11,278.61
10.	Exceptional items			..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			2,574.57	2,213.80	2,700.21	11,278.61
12.	Tax expense (g)+(h)			525.57	189.16	467.86	1,477.52
	g)	Current period tax		827.96	(981.07)	489.47	2,180.12
	h)	Deferred tax adjustment		(302.39)	1,170.23	(21.61)	(702.60)
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			2,049.00	2,024.64	2,232.35	9,801.09
14.	Extraordinary items (net of tax expense)			..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)			2,049.00	2,024.64	2,232.35	9,801.09
16.	Paid-up equity share capital (face value ₹ 2/- each) (refer note no. 4)			1,282.78	1,165.11	1,163.60	1,165.11
17.	Reserves excluding revaluation reserves (refer note no. 4 and 5)			96,293.71	95,737.57	87,956.17	95,737.57
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.17	0.19	0.15	0.19
	ii)	Capital adequacy ratio (Basel III)		17.69%	17.39%	16.22%	17.39%
	iii)	Earnings per share (EPS) (refer note no. 4)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	3.20	3.16	3.49	15.31
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	3.17	3.15	3.48	15.25
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		43,147.64	42,551.54	27,562.93	42,551.54
	ii)	Net non-performing customer assets		25,306.21	25,451.03	15,308.37	25,451.03
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		7.99%	7.89%	5.28%	7.89%
	iv)	% of net non-performing customer assets to net customer assets		4.86%	4.89%	3.01%	4.89%
20.	Return on assets (annualised)			1.09%	1.10%	1.27%	1.35%

1.	At June 30, 2017, the percentage of gross non-performing advances (net of write-off) to gross advances was 8.84% and net non-performing advances to net advances was 5.41%.

SUMMARISED UNCONSOLIDATED BALANCE SHEET

(₹ in crore)

Particulars	At
	June 30, 2017 (Q1-2018)	March 31, 2017 (FY2017)	June 30, 2016 (Q1-2017)
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital (refer note no. 4)	1,282.78	1,165.11	1,163.60
Employees stock options outstanding	6.16	6.26	6.65
Reserves and surplus (refer note no. 4 and 5)	99,335.45	98,779.71	90,779.48
Deposits	486,253.95	490,039.06	424,086.18
Borrowings (includes preference shares and subordinated debt)	141,460.06	147,556.15	174,095.03
Other liabilities and provisions	32,577.17	34,245.16	37,091.53
Total Capital and Liabilities	760,915.57	771,791.45	727,222.47

Assets
Cash and balances with Reserve Bank of India	28,762.33	31,702.41	25,646.90
Balances with banks and money at call and short notice	13,748.25	44,010.66	13,083.88
Investments	185,407.88	161,506.54	168,322.25
Advances	464,075.24	464,232.08	449,426.53
Fixed assets	8,022.64	7,805.21	7,609.11
Other assets	60,899.23	62,534.55	63,133.80
Total Assets	760,915.57	771,791.45	727,222.47

CONSOLIDATED FINANCIAL RESULTS

(₹ in crore)

Sr. no.	Particulars	Three months ended			Year ended
		June 30, 2017 (Q1-2018)	March 31, 2017 (Q4-2017)	June 30, 2016 (Q1-2017)	March 31, 2017 (FY2017)
		(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	26,517.57	28,603.29	24,483.75	113,397.63
2.	Net profit	2,604.73	2,082.75	2,515.85	10,188.38
3.	Earnings per share (EPS) (refer note no. 4)
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	4.06	3.25	3.93	15.91
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	4.02	3.24	3.92	15.84
4.	Total assets	988,813.65	986,042.66	939,608.59	986,042.66

UNCONSOLIDATED SEGMENTAL RESULTS

(₹ in crore)

Sr. no.	Particulars	Three months ended			Year ended
		June 30, 2017 (Q1-2018)	March 31, 2017 (Q4-2017)	June 30, 2016 (Q1-2017)	March 31, 2017 (FY2017)
		(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	12,196.45	12,031.01	10,695.41	45,391.18
b	Wholesale Banking	7,228.59	7,373.45	7,742.19	30,640.57
c	Treasury	11,955.09	11,426.54	12,271.81	54,562.99
d	Other Banking	428.81	459.75	392.50	1,864.09
	Total segment revenue	31,808.94	31,290.75	31,101.91	132,458.83
	Less: Inter segment revenue	14,961.90	14,704.99	14,342.40	58,798.07
	Income from operations	16,847.04	16,585.76	16,759.51	73,660.76
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	1,686.45	1,688.80	1,252.53	5,385.30
b	Wholesale Banking	(665.37)	(839.42)	(530.14)	(7,434.11)
c	Treasury	1,320.44	1,170.94	1,906.79	12,670.70
d	Other Banking	233.05	193.48	71.03	656.72
	Total segment results	2,574.57	2,213.80	2,700.21	11,278.61
	Unallocated expenses	..	..	..	..
	Profit before tax	2,574.57	2,213.80	2,700.21	11,278.61
3.	Segment assets
a	Retail Banking	224,465.35	213,695.04	182,317.88	213,695.04
b	Wholesale Banking	251,229.22	261,265.28	270,392.19	261,265.28
c	Treasury	263,794.33	274,821.84	249,995.41	274,821.84
d	Other Banking	10,916.73	10,999.93	17,488.18	10,999.93
e	Unallocated	10,509.94	11,009.36	7,028.81	11,009.36
	Total segment assets	760,915.57	771,791.45	727,222.47	771,791.45
4.	Segment liabilities
a	Retail Banking	365,973.97	367,808.59	317,906.91	367,808.59
b	Wholesale Banking	142,949.24	149,519.14	119,888.10	149,519.14
c	Treasury	147,494.91	151,145.75	185,953.47	151,145.75
d	Other Banking	3,873.07	3,366.90	11,524.26	3,366.90
e	Unallocated	..	..	..	..
	Total segment liabilities	660,291.19	671,840.38	635,272.74	671,840.38
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(141,508.62)	(154,113.55)	(135,589.03)	(154,113.55)
b	Wholesale Banking	108,279.98	111,746.14	150,504.09	111,746.14
c	Treasury	116,299.42	123,676.09	64,041.94	123,676.09
d	Other Banking	7,043.66	7,633.03	5,963.92	7,633.03
e	Unallocated	10,509.94	11,009.36	7,028.81	11,009.36
	Total capital employed	100,624.38	99,951.07	91,949.73	99,951.07

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on 'Segmental Reporting' which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.
2.	'Retail Banking' includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit card, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	'Treasury' includes the entire investment and derivative portfolio of the Bank.
5.	Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on July 27, 2017. The auditors have issued unmodified opinion on the unconsolidated financial statements for the three months ended June 30, 2017.
2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting'.
3.	In accordance with RBI guidelines on 'Basel III Capital Regulations' read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at June 30, 2017 including leverage ratio and liquidity coverage ratio is available at http://www.icicibank.com/regulatory-disclosure.page.
4.	The shareholders of the Bank have approved the issue of bonus shares of ₹ 2 each in the proportion of 1:10, i.e. 1 (One) bonus equity share of ₹ 2 each for every 10 (Ten) fully paid-up equity shares held (including shares underlying ADS), through postal ballot on June 12, 2017. Accordingly, the Bank has issued 582,984,544 equity shares as bonus shares during Q1-2018. Further, the basic and diluted earnings per share have been restated for Q4-2017, Q1-2017 and FY2017 as required by Accounting Standard (AS) 20 - Earnings per share.
5.	The shareholders of the Bank have also approved dividend of ₹ 2.50 per equity share (pre-bonus issue) and dividend of ₹ 100 per preference share at the Annual General Meeting held on June 30, 2017. Accordingly, the Bank has appropriated an amount of ₹ 1,466.19 crore (including corporate dividend tax) from retained earnings during Q1-2018.
6.	On April 18, 2017, RBI through its circular advised that the provisioning rates prescribed as per the prudential norms circular are the regulatory minimum and banks are encouraged to make provisions at higher rates in respect of advances to stressed sectors of the economy and had specifically highlighted the telecom sector. During FY2016, the Bank had identified certain sectors, as having been adversely impacted due to the weak global environment, sharp downturn in the commodity cycle and gradual nature of domestic economic recovery. Accordingly, during Q1-2018, the Bank as per its Board approved policy has made an additional general provision amounting to ₹ 160.12 crore on standard loans to borrowers rated below a certain rating threshold in the telecom, power, iron and steel, mining and rigs sectors, other than loans where specific provision has been made in accordance with RBI guidelines.
7.	During Q1-2018, RBI advised banks to initiate insolvency resolution process in respect of 12 accounts under the provisions of Insolvency and Bankruptcy Code, 2016 and also required banks to make higher provisions for these accounts during the year. RBI has allowed banks to spread this additional provision over three quarters starting Q2-2018. The Bank at June 30, 2017 had outstanding loans to these borrowers amounting to ₹ 6,889.46 crore (excluding non-fund outstanding amount of ₹ 351.00 crore). At June 30, 2017, the Bank holds a provision of ₹ 2,827.66 crore against these outstanding loans, which amounts to 41.04% provision coverage in respect of outstanding loans to these borrowers. The Bank is required to make an additional provision of ₹ 647.28 crore over the next three quarters as advised by RBI, in addition to the provisions to be made as per the existing RBI guidelines.
8.	During Q1-2018, with the approval of Board of Directors, the Bank has transferred securities amounting to ₹ 24,362.06 crore from held-to-maturity (HTM) category to available-for-sale (AFS) category, being transfer of securities at the beginning of the accounting year as permitted by RBI. Further, the Bank has not sold any securities under HTM category during Q1-2018. During FY2017, the Bank undertook 1,547 transactions for sale of securities with a net book value of ₹ 70,002.45 crore, amounting to 70.60% of the HTM portfolio at the beginning of FY2017 (Q4-2017: 566 transactions for ₹ 22,026.79 crore, amounting to 22.22% of HTM portfolio; Q1-2017: 430 transactions for ₹ 18,965.36 crore, amounting to 19.13% of HTM portfolio). The above sale is excluding sale to RBI under pre-announced Open Market Operation auctions and repurchase of government securities by Government of India, as permitted by RBI guidelines.
9.	During the year ended March 31, 2017, the Bank sold a part of its shareholding in ICICI Prudential Life Insurance Company Limited in the initial public offer (IPO) for a total consideration of ₹ 6,056.79 crore. The unconsolidated financial results include a gain (before tax and after IPO related expenses) on this sale of ₹ 5,682.03 crore for FY2017 and consolidated financial results include a gain (before tax and after IPO related expenses) on this sale of ₹ 5,129.88 crore for FY2017.
10.	Other income includes net foreign exchange gain relating to overseas operations amounting to Nil in Q1-2018, Nil in Q4-2017, ₹ 206.06 crore in Q1-2017 and Nil in FY2017. The net foreign exchange gain amounting to ₹ 288.41 crore recognised upto December 31, 2016 was subsequently reversed in Q4-2017 as per the RBI circular on ‘Guidelines on compliance with Accounting Standard (AS) 11 [The Effects of Changes in Foreign Exchange Rates] by banks - clarification' dated April 18, 2017, on repatriation of accumulated profits or retained earnings from overseas operations.
11.	During Q1-2018, the Bank has allotted 5,369,305 equity shares of ₹ 2 each pursuant to exercise of employee stock options.
12.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
13.	The amounts for Q4-2017 are balancing amounts between the amounts as per audited accounts for FY2017 and 9M-2017.

14.	The above unconsolidated financial results are audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants.
15.	₹ 1 crore = ₹ 10.0 million.

For and on behalf of the Board of Directors

/s/ N. S. Kannan

N. S. Kannan
Place:	Mumbai	Executive Director
Date:	July 27, 2017	DIN-00066009

 Item 2

B S R & Co. LLP
Chartered Accountants
5th Floor, Lodha Excelus,	Telephone	+91 (22) 4345 5300
Apollo Mills Compound	Fax	+91 (22) 4345 5399
N. M. Joshi Marg, Mahalaxmi
Mumbai – 400 011
India

Auditor’s Report on Quarterly Standalone Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

To The Board of Directors of

ICICI Bank Limited

1.	We have audited the standalone quarterly financial results of ICICI Bank Limited (the ‘Bank’) for the quarter ended 30 June 2017, attached herewith, being submitted by the Bank pursuant to the requirement of Regulation 33 of the Securities and Exchange Board of India (‘SEBI’) (Listing Obligations and Disclosure Requirements) Regulations, 2015, except for the disclosure relating to ‘consolidated Pillar 3 disclosure as at 30 June 2017, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations’ as have been disclosed on the Bank’s website and in respect of which a link has been provided in the standalone quarterly financial results and have not been audited by us.
2.	These standalone quarterly financial results have been prepared from the condensed standalone interim financial statements, which are the responsibility of the Bank’s management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these standalone quarterly financial results based on our audit of such condensed standalone interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (‘AS’) 25, Interim Financial Reporting, mandated under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder, provisions of Section 29 of the Banking Regulation Act, 1949, circulars and guidelines issued by Reserve Bank of India from time to time and other accounting principles generally accepted in India.
3.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.
4.	In our opinion and to the best of our information and according to the explanations given to us, these standalone quarterly financial results:
i)	have been presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 in this regard; and
ii)	give a true and fair view of the net profit and other financial information for the quarter ended 30 June 2017.

B S R & Co. LLP
Chartered Accountants
5th Floor, Lodha Excelus,	Telephone	+91 (22) 4345 5300
Apollo Mills Compound	Fax	+91 (22) 4345 5399
N. M. Joshi Marg, Mahalaxmi
Mumbai – 400 011
India

Auditor’s Report on Quarterly Standalone Financial Results and Year to Date Results of ICICI Bank Limited pursuant to the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

ICICI Bank Limited

Other matter

5.	For the purpose of our audit as stated in paragraph 3 above, we did not audit the financial statements of Singapore, Bahrain, Hong Kong and Dubai branches of the Bank, whose financial statements reflect total assets of ₹ 1,178,829 million as at 30 June 2017, total revenues of ₹ 11,784 million for the quarter ended 30 June 2017 and net cash outflows amounting to ₹ 4,191 million for the quarter ended 30 June 2017. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion in so far as it relates to such branches is based solely on the reports of the other auditors. Our opinion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

/s/ Venkataramanan Vishwanath

Venkataramanan Vishwanath
Mumbai	Partner
27 July 2017	Membership No: 113156

Item 3

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	July 27, 2017

Performance Review: Quarter ended June 30, 2017

•	19% year-on-year growth in retail portfolio; retail portfolio constituted 53% of the total portfolio at June 30, 2017

•	24% year-on-year growth in current and savings account (CASA) deposits; CASA ratio at 49.0% at June 30, 2017

•	Net NPA ratio decreased from 4.89% at March 31, 2017 to 4.86% at June 30, 2017

•	25% sequential growth in consolidated profit after tax to ₹ 2,605 crore (US$ 403 million) for the quarter ended June 30, 2017 (Q1-2018) from ₹ 2,083 crore (US$ 323 million) for the quarter ended March 31, 2017 (Q4-2017)

•	Standalone profit after tax of ₹ 2,049 crore (US$ 317 million) for Q1-2018

•	Total capital adequacy of 17.89% and Tier-1 capital adequacy of 14.80% on standalone basis at June 30, 2017, including profits for Q1-2018

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended June 30, 2017.

Profit & loss account

•	Net interest income increased by 8% on a year-on-year basis to ₹ 5,590 crore (US$ 866 million) in the quarter ended June 30, 2017 (Q1-2018) from ₹ 5,159 crore (US$ 799 million) in the quarter ended June 30, 2016 (Q1-2017)

•	Non-interest income was ₹ 3,388 crore (US$ 525 million) in Q1-2018 compared to ₹ 3,429 crore (US$ 531 million) in Q1-2017. Non-interest income in Q1-2017 included exchange rate gain related to overseas operations of ₹ 206 crore, which is no longer permitted to be accounted as income following the Reserve Bank of India (RBI) guideline issued in April 2017, and quarterly dividend of ₹ 204 crore from ICICI Prudential Life Insurance Company (ICICI Life), which has moved to dividend payments on a half-yearly basis following its initial public offering in September 2016.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	Fee income increased by 10% on a year-on-year basis to ₹ 2,377 crore (US$ 368 million) in Q1-2018 from ₹ 2,156 crore (US$ 334 million) in Q1-2017.

•	Consolidated profit after tax increased sequentially by 25% to ₹ 2,605 crore (US$ 403 billion) in Q1-2018 from ₹ 2,083 crore (US$ 323 million) in Q4-2017.

•	Standalone profit after tax was ₹ 2,049 crore (US$ 317 million) for Q1-2018 compared to ₹ 2,025 crore (US$ 314 million) for Q4-2017 and ₹ 2,232 crore (US$ 346 million) for Q1-2017.

Operating review

Credit growth

The year-on-year growth in domestic advances was 11%. The Bank has continued to leverage its strong retail franchise, resulting in a year-on-year growth of 19% in the retail portfolio. The retail portfolio constituted about 53% of the loan portfolio of the Bank at June 30, 2017. Total advances increased by 3% year-on-year to ₹ 464,075 crore (US$ 71.9 billion) at June 30, 2017 from ₹ 449,427 crore (US$ 69.6 billion) at June 30, 2016.

Deposit growth

CASA deposits increased by 24% year-on-year to ₹ 238,024 crore (US$ 36.9 billion) at June 30, 2017. The Bank’s CASA ratio was 49.0% at June 30, 2017 compared to 50.4% at March 31, 2017 and 45.1% at June 30, 2016. The average CASA ratio was 45.4% in Q1-2018. Total deposits increased by 15% year-on-year to ₹ 486,254 crore (US$ 75.3 billion) at June 30, 2017. The Bank had a network of 4,852 branches and 13,780 ATMs at June 30, 2017.

Capital adequacy

The Bank’s capital adequacy at June 30, 2017 as per Reserve Bank of India’s guidelines on Basel III norms was 17.69% and Tier-1 capital adequacy was 14.59% compared to the regulatory requirements of 10.35% and 8.35% respectively. In line with applicable guidelines, the Basel III capital ratios reported by the Bank for June 30, 2017 do not include the profits for Q1-2018. Including the profits for Q1-2018, the capital adequacy ratio for the Bank as per Basel III norms would have been 17.89% and the Tier I ratio would have been 14.80%.

2

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Asset quality

Net non-performing assets (NPAs) decreased from ₹ 25,451 crore (US$ 3.9 billion) at March 31, 2017 to ₹ 25,306 crore (US$ 3.9 billion) at June 30, 2017. The Bank’s net non-performing asset ratio declined from 4.89% at March 31, 2017 to 4.86% at June 30, 2017. Net loans to companies whose facilities have been restructured were ₹ 2,370 crore (US$ 367 million) at June 30, 2017 compared to ₹ 4,265 crore (US$ 660 million) at March 31, 2017.

Technology initiatives

The Bank continued to be at the forefront of offering technology-enabled services to its customers. The Bank’s online banking functionality received the highest overall score in the 2017 India Online Banking Functionality Benchmark study conducted by Forrester. Further, the Bank’s mobile banking application also received the highest overall score in the 2017 India Mobile Banking Functionality Benchmark study conducted by Forrester, for the second year in a row.

Debit and credit card transactions continued to grow at a healthy rate. The number and the value of debit card transactions at point-of-sale terminals increased year-on-year by 81% and 83% respectively in Q1-2018. Credit card transactions increased year-on-year by 49% and 52% in terms of number and value respectively in Q1-2018.

Over 3.3 million Unified Payment Interface (UPI) Virtual Payment Addresses have been created using the Bank’s mobile platforms till June 30, 2017. Further, the Bank had acquired over 130,000 merchants till June 30, 2017 on ‘Eazypay’, its mobile payments application for merchants.

Digital channels like internet, mobile banking, POS and call centre accounted for about 81% of the savings account transactions in Q1-2018.

During the quarter, the Bank launched a new website and mobile application for Money2India (M2I), its online money transfer service for NRIs. The Bank recently introduced personal loans of upto ₹ 15 lakh through ATMs. This facility enables existing customers to get pre-qualified loans in their savings account instantly, in a completely digital and paperless manner.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Consolidated results

Consolidated profit after tax was ₹ 2,605 crore (US$ 403 million) in Q1-2018 compared to ₹ 2,083 crore (US$ 323 million) in Q4-2017 and ₹ 2,516 crore (US$ 390 million) in Q1-2017.

Consolidated assets grew by 5% from ₹ 939,609 crore (US$ 145.5 billion) at June 30, 2016 to ₹ 988,814 crore (US$ 153.1 billion) at June 30, 2017.

Subsidiaries

ICICI Life announced results for Q1-2018 on July 25, 2017. ICICI Life continued to maintain its market leadership among the private sector players in Q1-2018. ICICI Life’s retail weighted received premium increased by 74.7% from ₹ 936 crore (US$ 145 million) in Q1-2017 to ₹ 1,636 crore (US$ 253 million) in Q1-2018. ICICI Life’s profit after tax was ₹ 406 crore (US$ 63 million) for Q1-2018 compared to ₹ 405 crore (US$ 63 million) for Q1-2017.

ICICI Lombard General Insurance Company (ICICI General) has filed a draft red herring prospectus with the Securities and Exchange Board of India for a public offer of up to 86,247,187 equity shares of ICICI General, representing approximately 19.0% of its equity share capital, for cash, through an offer for sale of upto 31,761,478 equity shares (7.0% of the offer) by ICICI Bank and upto 54,485,709 equity shares (12.0% of the offer) by FAL Corporation. The offer includes a proposed reservation of upto 4,312,359 equity shares (5.0% of the offer) for individual and Hindu Undivided Family (“HUF”) shareholders of the Bank. The profit after tax of ICICI General was ₹ 214 crore (US$ 33 million) in Q1-2018.

The profit after tax of ICICI Prudential Asset Management Company (ICICI AMC) increased by 44% year-on-year from ₹ 98 crore (US$ 15 million) in Q1-2017 to ₹ 141 crore (US$ 22 million) in Q1-2018. ICICI AMC continues to be the largest mutual fund in India based on average assets under management for Q1-2018.

The profit after tax of ICICI Securities increased by 67% year-on-year from ₹ 69 crore (US$ 11 million) in Q1-2017 to ₹ 115 crore (US$ 18 million) in Q1-2018. ICICI Securities continues to be the largest online retail broking platform in India. The company significantly strengthened its institutional broking and investment banking franchise during Q1-2018. The profit after tax of ICICI Primary Dealership was at ₹ 66 crore (US$ 10 million) in Q1-2018 compared to ₹ 76 crore (US$ 12 million) in Q1-2017.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

₹ crore

	Q1-2017	Q4-2017	Q1-2018	FY 2017
Net interest income	5,159	5,962	5,590	21,737
Non-interest income	3,429	3,017	3,388	19,505
- Fee income	2,156	2,446	2,377	9,452
- Treasury income	768	503	858	8,577[2]
- Other income	505[1]	68	153	1,476
Less:
Operating expense	3,373	3,867	3,794	14,755
Operating profit	5,215	5,112	5,184	26,487
Less:
Provisions	2,515	2,898	2,609	15,208
Profit before tax	2,700	2,214	2,575	11,279
Less: Tax	468	189	526	1,478
Profit after tax	2,232	2,025	2,049	9,801

1.	As per the RBI circular on ‘Guidelines on compliance with Accounting Standard (AS) 11 (The Effects of Changes in Foreign Exchange Rates) by banks' dated April 18, 2017, on repatriation of accumulated profits or retained earnings from overseas operations, the banks shall not recognise the proportionate exchange gains or losses held in the foreign currency translation reserve in the P&L account. The Bank has therefore reversed foreign exchange gain amounting to ₹ 288 crore in Q4-2017, which was recognised as other income in the nine months ended December 31, 2016 (9M-2017). Accordingly, other income includes net foreign exchange gain relating to overseas operations amounting to ₹ 206 crore in Q1-2017 (reversed in Q4-2017), Nil in Q1-2018 and Nil in FY2017
2.	Includes profit on sale of shareholding in insurance subsidiaries of ₹ 5,682 crore in FY2017
3.	Prior period figures have been re-grouped/re-arranged where necessary

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

₹ crore

	30-Jun-16	30-Jun-17	31-Mar-17
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,164	1,283[1]	1,165
Employee stock options outstanding	7	6	6
Reserves and surplus	90,779	99,335[2]	98,780
Deposits	424,086	486,254	490,039
Borrowings (includes subordinated debt)[1]	174,095	141,460	147,556
Other liabilities	37,092	32,578	34,245[2]
Total Capital and Liabilities	727,223	760,916	771,791

Assets
Cash and balances with Reserve Bank of India	25,647	28,762	31,702
Balances with banks and money at call and short notice	13,084	13,748	44,011
Investments	168,322	185,408	161,507
Advances	449,427	464,075	464,232
Fixed assets	7,609	8,023	7,805
Other assets	63,134	60,900	62,534
Total Assets	727,223	760,916	771,791

1.	The shareholders of the Bank have approved the issue of bonus shares of ₹ 2 each in the proportion of 1:10 i.e. 1 (One) bonus share of ₹ 2 each for every 10 (Ten) fully paid-up equity shares held (including shares underlying ADS), through postal ballot in June 2017. Accordingly, the Bank has issued 582,984,544 equity shares as bonus shares during Q1-2018. Capital and reserves at June 30, 2017 reflect the bonus shares issued by the Bank.
2.	The shareholders of the Bank also approved dividend of ₹ 2.50 per equity shares (pre-bonus issue) and dividend of ₹ 100 per preference share at the Annual General Meeting held on June 30, 2017. Accordingly, the Bank has appropriated an amount of ₹ 1,466 crore (US$ 227 million) (including corporate dividend tax) from retained earnings during Q1-2018.
3.	Borrowings include preference share capital of ₹ 350 crore
4.	Prior period figures have been re-grouped/re-arranged where necessary.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face in our international operations, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, regulatory assessments of our asset quality, provisions, risk management, capital adequacy and management functioning, other measures of the safety and soundness of our operations or compliance with applicable laws, regulations, accounting and taxation norms or regulatory policies, technological changes, investment income including the ability to successfully monetise our investment in subsidiaries, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the equity, bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or email corporate.communications@icicibank.com

For investor queries please call Anindya Banerjee / Sonal Bagaria at 91-22-2653 7131 / 91-22-2653 6124 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 64.58

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	July 27, 2017	By:	/s/ P. Sanker
			Name :	P. Sanker
			Title :	Senior General Manager (Legal) & Company Secretary